Mail Stop 6010

August 17, 2007

Ms. Alice Varisano
Chief Financial Officer
Excel Technology, Inc.
41 Research Way
East Setauket, New York 11733

> **Re:** **Excel Technology, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 20, 2007**
> **File No. 000-19306**

Dear Ms. Varisano:

We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Note 1. Summary of Significant Accounting Policies

Revenue Recognition

1.   We noted that you derive your revenues, in part, through maintenance agreements and services provided. Please quantify maintenance and other service revenues you earned and state them and related expenses separately on the face of the income statement in future filings if the amount derived from such services is greater than 10% of total revenues. We refer you to Rule 5-03 (b) of Regulation S-X.

Depreciation and Amortization

2.   Based on your current disclosures, it is not possible to determine how you assess and measure goodwill impairments. Please tell us and revise future filings to describe, in appropriate detail, how your goodwill accounting policies comply with the guidance discussed in paragraphs 18 – 22 of SFAS 142.

Note 2. Terminated Merger

3.   We noted that you recorded approximately $2.2 million of merger expenses as non operating expenses in your income statement for the year ended December 31, 2006. Please tell us more about the nature of these costs and how you determined that these costs are appropriately recorded as non-operating (rather than operating) costs. Please refer to the accounting guidance upon which you based your accounting in your response.

Form 8-K filed July 24, 2007

4.   We noted your disclosure of non-GAAP pretax income, non-GAAP net income and non-GAAP earnings per share, however, we see that you prepared a reconciliation to the directly comparable GAAP measure for only non-GAAP net income and non-GAAP earnings per share. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the

measures provide useful information to investors. Please confirm to us that you will revise your disclosure in future filings to also include a reconciliation to GAAP pretax income if you continue to present non-GAAP pretax income disclosures in your earnings releases.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant